Exhibit 99.58

i-80 Gold Intersects High-Grade Gold in Underground Drilling at Granite Creek

Including 41.3 g/t Au over 7.1 m & 16.0 g/t Au over 7.3 m

Reno, Nevada, October 28, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce positive initial assay results from the ongoing underground drill program at the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada.

High-grade results from drilling from the 4740 Level targeting mineralization in the Otto and Adam Peak fault horizons proximal to and below existing mine workings confirm consistency of mineralization in one of the initial areas being defined for underground mining (see Table 1). When combined with historic high-grade drilling in this area, that returned numerous high-grade results including 20.8 g/t Au over 6.1 m in hole PRC-13-084 and 17.8 g/t Au over 6.1 m in hole APRF-225, a continuous zone of mineralization is being defined that remains open at depth (see Figure 1). The Otto fault horizon is one of the multiple target areas being drilled, and several holes intersected gold mineralization in multiple horizons. The current program is expected to comprise more than 20,000 metres (m) from surface and underground with continued assay results to be provided as received.

Highlight results from initial underground drilling from Level 4740 include:

•	41.3 g/t (grams per tonne) Au (gold) over 7.1 m in hole iGU21-07
•	11.0 g/t Au over 3.4 m & 16.5 g/t Au over 3.0 m in hole iGU21-08
•	16.0 g/t Au over 7.3 m in hole iGU21-09
•	11.3 g/t Au over 4.6 m in hole iGU21-11
•	10.5 g/t Au over 3.8 m in hole iGU21-12
•	17.5 g/t Au over 2.3 m & 17.6 g/t Au over 2.0 m in hole iGU21-14

The primary goal of the 2021 drill program is to advance underground and open pit opportunities to production. It is expected that refractory mineralization from the underground operation at Granite Creek will initially be trucked to Twin Creeks for processing, pursuant to the agreement recently entered into with Nevada Gold Mines, until such time that the Company’s Lone Tree facility is operational. A Preliminary Economic Assessment for Granite Creek is nearing completion and expected to be released in the near future.

Tyler Hill, Senior Geologist of i-80, commented: “These results confirm the high-grade opportunity that we are developing at Granite Creek and demonstrate excellent continuity of mineralization within the Otto and Adam Peak fault horizons that appear to broaden with depth. Step-out drilling is being completed along strike and at depth, and we have intersected strong alteration and faulting in most holes drilled to-date”.

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings and step-out drilling aimed at expanding resources is currently underway.

Table 1 - Summary Assay Results from Level 4740 Drilling

New 2021 Drill Results from Granite Creek True Widths are 60%-90% (Estimate Only - True Widths are Unknown)
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGU21-04	Ogee	Core	121.6	123.1	1.5	11.7
iGU21-05	N/A	Core	89.3	91.9	2.6	11.5
iGU21-05	Range Front	Core	203.6	208.5	4.9	8.0
iGU21-07	Otto	Core	119.8	126.9	7.1	41.3
iGU21-07	Adam Peak	Core	150.3	153.3	3.0	6.8
iGU21-08	Otto	Core	99.6	103.0	3.4	11.0
iGU21-08	Adam Peak	Core	150.6	153.6	3.0	16.5
iGU21-09	Adam Peak	Core	136.9	144.2	7.3	16.0
iGU21-09	Range Front	Core	151.2	157.9	6.7	6.4
iGU21-10	N/A	Core	75.9	77.4	1.5	38.9
iGU21-10	Otto	Core	116.4	117.4	1.0	15.8
iGU21-11	Otto	Core	133.5	138.1	4.6	11.3
iGU21-12	Otto	Core	163.8	167.6	3.8	10.5
iGU21-13	Otto	Core	126.7	128.0	1.3	6.9
iGU21-13	Range Front	Core	176.8	178.3	1.5	12.1
iGU21-14	N/A	Core	59.6	61.9	2.3	7.6
iGU21-14	Otto	Core	80.9	83.2	2.3	17.5
iGU21-14	Adam Peak	Core	100.3	102.3	2.0	17.6
iGU21-14	Range Front	Core	126.5	131.2	4.7	6.9

Table 1a Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGU21-04	478175	4554229	1446	152	-62
	iGU21-05	478173	4554232	1446	334	-68
	iGU21-07	478172	4554232	1446	311	-61
	iGU21-08	478172	4554232	1446	291	-65
	iGU21-09	478172	4554231	1446	284	-54
	iGU21-10	478172	4554231	1446	279	-46
	iGU21-11	478172	4554232	1446	299	-61
	iGU21-12	478172	4554232	1446	331	-73
	iGU21-13	478172	4554232	1446	301	-77
	iGU21-14	478172	4554234	1447	340	-30

Figure 1 - Long Section View of the Otto Zone

4740 Level
PRC-13-084
20.8 g/t Au - 6.1 m
iGU21-14
17.5 g/t Au - 2.3 m
BRFC-026
13.0 g/t Au - 4.3 m
iGU21-07
41.3 g/t Au - 7.1 m
iGU21-11
11.3 g/t Au - 4.6 m
iGU21-08
11.0 g/t Au - 3.4 m
iGU21-12
10.5 g/t Au - 3.8 m
RF30-286-2C
18.0 g/t Au - 5.2 m
iGU21-13
6.9 g/t Au - 1.3 m
RF30-286-1C
11.7 g/t Au - 6.1 m
APRF-225
17.8 g/t Au - 6.1 m
i-80 Gold Corp.
Granite Creek Project
Otto Fault
Long Section View
Looking West
30 m

The Granite Creek Property is strategically located proximal to Nevada Gold Mines’ Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (See Figure 2).

Figure 2 - Property Location Map

The majority of the ongoing program, expected to consist of more than 20,000 metres of drilling, is focused on defining and expanding mineralization within several high-grade target areas proximal to existing underground mine workings at Granite Creek. i-80 has completed initial underground rehabilitation and has commenced underground drilling. As part of an aggressive plan to re-commence mining from underground, the Company is in the process of rehabilitating several areas for the purposes of commencing test mining in H2-2021.

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or Paragon Geochemical Assay Laboratories (PAL) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through PAL and AAL are run through standard prep methods and analysed using FA-Pb30-ICP (Au; 30g fire assay) and 48MA-MS (48 element Suite; 0.5g 4-acid digestion/ICP-MS) methods. PAL and AAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results. Historic holes PRC-13-084 and APRF-225 were assayed by Inspectorate American Laboratories (IAL) in Sparks, NV, which was an ISO 9002 accredited facility. Samples submitted through IAL and were run through standard prep methods and analysed using a 30 gram fire assay. Historic hole BRFC-026 was assayed by AAL with standard prep methods and analysed using a 30 gram fire assay.

Qualified Person

Tim George, PE, Manager of Engineering Services, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, , the potential of the Granite Creek and Lone Tree projects, the timing of completion of technical and economic studies. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.